

Mail Stop 3561

January 5, 2016

Tadas Dabasinskas
President
Apex Resources Inc
Alytaus g. 100
Varèna, Lithuania

     Re: Apex Resources Inc
             Amendment No. 1 to Registration Statement on Form S-1
             Filed December 16, 2015
             File No. 333-207109

Dear Mr. Dabasinskas:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2015 letter.

Prospectus Cover Page

1. We note your revisions to the Prospectus Summary in response to comment 2. Please make the same disclosures on the Prospectus Cover as well.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 29

2. We have reviewed your response to comment 13. In this section, we are seeking disclosure about the required expenses management expects to incur over the next 12 months. In this regard, we are not limiting management's disclosure by the source of funding for those expenses. Please revise here and throughout your prospectus to include this estimate in the minimum funding required over the next 12 months.

3. We have reviewed your response to comment 15. Please include management's discussion about your value proposition compared to your competitors, including but not limited to the suppliers and manufacturers of your products.

Liquidity and Capital Resources, page 32

4. We note that you have included amounts from your financial statements in response to comment 18. Please include management's assessment of the drivers and trends related to your operating, financing, and investing cash flows.

Notes to the Financial Statements

Revenue Recognition, page F-8

5. We have read your response to comment 20 and reissue our prior comment. It is unclear how you concluded that recording revenue on a gross basis is appropriate under GAAP. Either provide us with a complete accounting analysis that supports recording revenue on a gross basis or revise your financial statements to reflect revenues on a net basis. As previously requested, your response should address all the factors and indicators of gross versus net revenue reporting beginning at ASC 605-45-45-3, particularly an assessment of the primary obligor in your sales transactions.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director
Office of Consumer Products

cc: Adam S. Tracy